UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Qnity Electronics, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-42619	33-3002745
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

974 Centre Road, Building 735
Wilmington, Delaware	19805
(Address of principal executive offices)	(Zip Code)

Peter Hennessey
General Counsel
(302) 294-4651
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the Qnity Electronics, Inc. 2025 Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://ir.qnityelectronics.com/sec-filings/all-sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Qnity Electronics, Inc. 2025 Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Qnity Electronics, Inc.

Dated: May 29, 2026
By: /s/ Peter Hennessey
Name: Peter Hennessey
Title: General Counsel